Exhibit 99.76

ENCORE ENERGY ANNOUNCES PROPOSED SHARE ISSUANCE FOR FINANCIAL ADVISORY SERVICES

CORPUS CHRISTI, Texas, Jan. 12, 2022 /CNW/ - encore Energy Corp. (“encore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announces that it proposes to issue up to 580,043 common shares in the capital of the Company to Haywood Securities Inc. (“Haywood”) pursuant to a financial advisory agreement (the “Agreement”) between Haywood and Azarga Uranium Corp. (“Azarga”). Azarga had engaged Haywood to provide financial advisory services in connection with the business combination between Azarga and the Company that closed on December 31, 2021. Haywood will be issued shares for a portion of their fee for the advisory services.

The issuance of the shares is subject to the approval of the TSX Venture Exchange.

About encore Energy Corp.

encore Energy, the most diversified U.S. domestic uranium developer is focused on becoming a leading ISR uranium producer. The encore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore’s initial opportunities are created from enCore’s licensed and past-producing South Texas-located Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. The advanced staged Dewey Burdock project in South Dakota and the Gas Hills project in Wyoming add to the large uranium resource endowments in New Mexico creating an outstanding asset base for long term growth and development opportunities with approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist and a Qualified Person under NI 43- 101, has approved the technical disclosure in this news release.

Cautionary Statements

The distribution of the common shares in connection with the Agreement described herein will not be registered under the U.S. Securities Act and the common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: encore Energy Corp, William M. Sheriff, Executive Chairman, 972-333- 2214, info@encoreuranium.com,www.encoreuranium.com

CO: encore Energy Corp.

Ctwv 15:55e 12-JAN-22

1	Mineral resource estimates are based on technical reports prepared pursuant to NI 43-101 and available on SEDAR as well as company websites at www.encoreuranium.com and www.azargauranium.com.